UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 16, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

16 February 2011

Novo Nordisk receives subpoena in the US

The office of the US Attorney for the District of Massachusetts has served Novo Nordisk with a subpoena calling for the production of documents regarding potential criminal offences relating to the company's marketing and promotion practices for the following products: NovoLog®, Levemir®, and Victoza®. Novo Nordisk will cooperate with the US Attorney in this investigation.

At this time, Novo Nordisk cannot determine or predict the outcome of this matter or assess the consequences thereof. In addition, the company cannot predict how long the investigation will take or when it will be able to provide additional information.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 30,900 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Company Announcement no 10 / 2010				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

For further information please contact:

Media:	Investors:

Rachel Curtis Graversen Tel: (+45) 4442 7603 rcgv@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Kasper Roseeuw Poulsen Tel: (+45) 4442 4471 krop@novonordisk.com

Jannick Lindegaard Tel: (+45) 4442 4765 jlis@novonordisk.com

In North America: Ken Inchausti Tel: (+1) 609 514 8316 kiau@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

Company Announcement no 10 / 2010				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 16, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer